May 5, 2014

Via Edgar and Email

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rocky Brands, Inc.

Registration Statement on Form S-3

Filed May 31, 2013

File No. 333-188983

Dear Mr. Reynolds:

We have received your comment to the Form S-3 (the “Filing”), filed by Rocky Brands, Inc. (the “Company”), set forth in your letter dated June 17, 2013 (the “Comment Letter”). For your convenience, we have repeated the text of your comment, followed by our response.

We respectfully respond to the comment set out in the Comment Letter as follows:

1.	It appears that you did not timely file an amended Form 8-K under Item 5.07(d) or an appropriate periodic report addressing the Board’s decision as to frequency of the shareholder advisory vote on executive compensation. As a result, it is unclear how you meet the requirements of General Instruction I.A.3 of Form S-3. Please revise to file on an appropriate form or explain why you believe you are eligible to use Form S-3.

Response: On June 17, 2013, the Company filed an amended Form 8-K to address the Board’s decision regarding frequency of the shareholder advisory vote on executive compensation. The Company is currently eligible to use Form S-3 under Instruction I.A.3. Concurrently with this letter we have filed an Amendment No. 1 to update the Filing.

*       *       *

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

May 5, 2014

If you have any questions regarding any of the foregoing, please contact Erin F. Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2059, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

ROCKY BRANDS, INC.

/s/ James E. McDonald

James E. McDonald

Executive Vice President and

Chief Financial Officer

cc:	Shaz Niazi

Pamela Howell